FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

Consolidated synthetic map of the remote voting procedure for the Annual General Shareholders’ Meeting to be held on April 26, 2023

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §3° of Article 48 of CVM Resolution No. 81, of March 29, 2022, as amended, announces to its shareholders and the market in general the synthetic map of distance voting containing (i) the voting instructions provided in the synthetic map sent by the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), containing the voting instructions sent by shareholders to the custody agent, central securities depository and Itaú, according to the information disclosed on April 24, 2023, with (ii) the voting instructions sent directly to the Company (“Consolidated Synthetic Map”). The information contained in the Consolidated Synthetic Map is attached hereto.

São Paulo, April 25, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SCHEDULE

Consolidated Synthetic Map

Annual General Meeting (“AGM”) – 04/26/2023 at 3.00pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022.	Approve	50,351,821
		Reject	138,900
		Abstain	8,032,428
2	Setting the annual overall compensation of the company's executives and the Fiscal Council, in case the shareholders request its installation.	Approve	8,873,629
		Reject	49,649,520
		Abstain	-
3	Do you wish to request the installation of the Fiscal Council, as provided for in article 161 of Law No. 6,404 of 1976? (In case the shareholder chooses "no" or "abstain", their shares will not be counted for the purpose of requesting the installation of the Fiscal Council).	Yes	1,177,141
		No	4,407,492
		Abstain	52,938,516

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.